(212) 318-6095

thomaspeeney@paulhastings.com

September 29, 2023

VIA EDGAR

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Senior Credit Investments, LLC

File No. 000-56585

Dear Mr. Be:

On behalf of Senior Credit Investments, LLC (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this supplemental letter in response to the Staff’s recent oral comments to the undersigned with respect to the registration statement on Form 10 (the “Registration Statement”) in connection with the registration of the Company’s shares of common limited liability company units under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In particular, this letter clarifies the Company’s response to Comment 30 from the Staff’s initial comment letter to the Registration Statement, dated September 11, 2023.

For convenience of reference, the Staff’s Comment 30 is restated below. The Company’s amended response to Comment 30 is reflected below, which will be incorporated in an amendment to the Registration Statement (the “Amended Registration Statement”). All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Accounting Comments

Comment 30: On page 111, under Item 13 Financial Statements and Supplementary Data, please file an amended Form 10 filing at least 15 days prior to the Form 10’s effectiveness in order to furnish all financial statements and supplementary financial information required by Regulation S-X. Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.

Amended Response: The Company respectfully advises the Staff that it will include the financial information required by Regulation S-X within the Amended Registration Statement in response to the Staff’s comment.

********

Should you have any questions regarding this letter, please feel free to contact me at (212) 318-6095.

/s/ Thomas D. Peeney
Thomas D. Peeney
for PAUL HASTINGS LLP

cc:	Frank Lopez, Paul Hastings

Michael R. Rosella, Paul Hastings

Jay Williamson, Securities & Exchange Commission

Christina DiAngelo Fettig, Securities & Exchange Commission

2